IMPORTANT

If you are in any doubt about this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Jinhui Holdings Company Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibili[illegible] circular, makes no representation as to its accuracy or completeness and exp[illegible]atsoever for any loss howsoever arising from or in reliance upon the wh[illegible] of this circular.

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

DISCLOSEABLE TRANSACTION

REGARDING THE ACQUISITION OF

A SINGLE SCREW DIESEL PROPELLED BULK CARRIER

2 February 2004

CONTENTS

In this circular, the following expressions have the following meanings unless the context indicates otherwise:

"Acquisition"	the acquisition of the Vessel by Jinxing from the Contractor
"Board"	the board of Directors
"Builder"	Oshima Shipbuilding Co., Ltd., a company incorporated in Japan
"Companies Ordinance"	Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	Jinhui Holdings Company Limited, a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shares of which are listed on the Stock Exchange
"Contract"	the contract dated 9 January 2004 entered into between Jinxing and the Contractor for the construction and sale of the Vessel
"Contractor"	Sumitomo Corporation, a company incorporated in Japan and listed on five stock exchanges in Tokyo, Osaka, Nagoya, Fukuoka and Frankfurt
"Directors"	the directors of the Company
"Fairline"	Fairline Consultants Limited, a limited liability company incorporated in the British Virgin Islands, which is the controlling shareholder of the Company holding approximately 57.74 per cent. of the issued share capital and voting right in general meeting of the Company as at the Latest Practicable Date
"Group"	the Company and its subsidiaries
"Guarantee"	the guarantee executed by Jinhui Shipping on 9 January 2004 in favour of the Contractor in respect of, inter alia, the due discharge of the payment obligations of Jinxing under the Contract
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"Jinhui Shipping"	Jinhui Shipping and Transportation Limited, a limited liability company incorporated in Bermuda, the shares of which are listed on the Oslo Stock Exchange and an approximately 50.9 per cent. owned subsidiary of the Company and the intermediate holding company of Jinxing

"Jinxing"	Jinxing Marine Inc., a limited liability company incorporated in the Republic of Panama and a wholly-owned subsidiary of Jinhui Shipping
"Jinyi"	Jinyi Shipping Inc., a limited liability company incorporated in the Republic of Panama and a wholly-owned subsidiary of Jinhui Shipping
"JST Share(s)"	share(s) of US$0.05 each in the share capital of Jinhui Shipping
"Latest Practicable Date"	28 January 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Pantow"	Pantow Profits Limited, a limited liability company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Company
"Shareholders"	holders of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States Dollars, the lawful currency of the United States of America, for the purpose of illustration only, translated into HK$ at the rate of US$1.00 = HK$7.80
"Vessel"	the deadweight 55,300 metric tons type single screw diesel propelled bulk carrier to be acquired by Jinxing under the Contract
"Yee Lee Technology"	Yee Lee Technology Company Limited, a limited liability company incorporated in the British Virgin Islands and a 75 per cent. owned subsidiary of the Company

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Directors:
Ng Siu Fai *(Chairman and Managing Director)*
Ng Kam Wah Thomas
Ng Ki Hung Frankie
Ho Kin Lung
Ho Suk Lin
So Wing Hung Peter *
Cui Jian Hua **
Tsui Che Yin Frank **

Registered office:
26th Floor
Yardley Commercial Building
1-6 Connaught Road West
Hong Kong

* *Non-executive director*
** *Independent non-executive director*

2 February 2004

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION REGARDING THE ACQUISITION OF A SINGLE SCREW DIESEL PROPELLED BULK CARRIER

INTRODUCTION

The Directors announced on 12 January 2004 that the Contract was entered into on 9 January 2004 between Jinxing and the Contractor and the Guarantee was also executed on 9 January 2004 by Jinhui Shipping. The purpose of this circular is to give you further information in relation to the Acquisition.

THE CONTRACT

Purchaser

Jinxing, a wholly-owned subsidiary of Jinhui Shipping, which is in turn an approximately 50.9 per cent. owned subsidiary of the Company.

Vendor

The Contractor is an independent third party not connected with the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules).

The Acquisition

Pursuant to the Contract, the Contractor has agreed to procure the Builder to build, launch, equip and complete at the Builder's shipyard in Japan and to sell and deliver the Vessel to Jinxing in Japan and Jinxing has agreed to purchase and take delivery of the Vessel from the Contractor. The Vessel is proposed to be used for chartering out to gain operating income by Jinxing after delivery. The Builder and its beneficial owners are independent third parties not connected with the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules).

Consideration

Subject to certain provisions for adjustment to reduce the purchase price of the Vessel contained in the Contract relating to, amongst other things, delay in the delivery of the Vessel, guaranteed speed deficiency, guaranteed fuel consumption being exceeded or guaranteed deadweight deficiency, the purchase price for the Vessel is US$19,250,000 (equivalent to HK$150,150,000) payable by five instalments. The adjustment in this respect, if any, will not be material as compared to the agreed purchase price.

The first instalment in the sum of US$962,500 (equivalent to HK$7,507,500) was paid on 15 January 2004. The second instalment in the sum of US$962,500 (equivalent to HK$7,507,500) will be payable on 7 January 2005. The third and fourth instalments in the sum each of US$1,925,000 (equivalent to HK$15,015,000) will be payable respectively on 30 April 2007 and upon launching of the Vessel which is expected to be around August 2007. The last instalment will be payable upon delivery of the Vessel on or before 31 October 2007.

The purchase price for the Vessel will be payable by cash in United States Dollars. The first three instalments are expected to be funded by the Group's internal resources. The last two instalments are expected to be funded by the Group's bank loans. The purchase price was determined by reference to current market values of similar type of vessels and on the basis of arm's length negotiations.

Delivery

The Contract provides for the delivery of the Vessel on or before 31 October 2007 to Jinxing in Japan. If there is delay in delivery of the Vessel which continues for a period of 180 days from the thirty-first day after the agreed delivery date by all the parties involved, then after such period has expired, Jinxing may at its option rescind the Contract. The Contractor shall thereupon promptly refund to Jinxing in United States Dollars the full amount of all sums received by the Contractor together with interest accrued thereon at an agreed rate from the date of receipt by the Contractor of such amount to the date of full payment to Jinxing of such amount.

Undertaking by the Builder

The Contract was also signed by the Builder for the purpose of an undertaking on its part to duly perform all the terms and conditions stipulated in the Contract to be performed by a shipbuilder including the undertaking to remedy Jinxing at first priority and free of charge for any defects in the Vessel which are due to defective material, defective construction and/or bad workmanship on the part of the Builder and/or its sub-contractors within a period of twelve months after the date of delivery of the Vessel.

Guarantee by Jinhui Shipping

Jinhui Shipping executed on 9 January 2004 the Guarantee in favour of the Contractor pursuant to which it agrees to guarantee the full and punctual payment of the purchase price and the prompt and punctual performance by Jinxing in accordance with the terms of the Contract.

REASONS FOR THE ACQUISITION

The Group's principal activities include international ship chartering, ship owning and trading.

The Group has been a customer of the Contractor since 1997 and had previously acquired and took delivery of seven motor vessels from the Contractor in the past few years. On 12 August 2003, Jinyi, a subsidiary of the Company, entered into a contract with the Contractor to acquire a motor vessel from the Contractor. The freight rates of the shipping market have been picked up rapidly with the Baltic Dry Index rose by 1,772 points during the last quarter of 2003 to close at 4,765 as at 31 December 2003. The Group believes the freight rates should continue at very firm levels and decides to acquire one more motor vessel. Given the long term business relationship between the Group and the Contractor and provided that the Vessel is identical to the one acquired by Jinyi, the contract price of the Vessel is same as that for Jinyi. The Company considers that the purchase price of the Vessel is fair and reasonable and it is an opportune moment during recent market situations to further expand its fleet of vessels in order to generate more operating income for the Group. In addition, as a result of the Acquisition, the Directors believe that there is no adverse effect on the assets and liabilities of the Group.

GENERAL

Under the Listing Rules, the Acquisition constitutes a discloseable transaction for the Company.

Your attention is also drawn to the Appendix to this circular.

Yours faithfully,
By Order of the Board
Ng Siu Fai
Chairman and Managing Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests of the Directors and chief executive of the Company in the Shares, underlying shares and debentures and short positions of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such Directors and chief executive of the Company would be taken or deemed to have under such provisions of the SFO) or which were required, pursuant to Section 352 of Part XV of the SFO, to be entered in the register referred to therein or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Name	Type of Interests	No. of Shares	No. of JST Shares
Ng Siu Fai	Family interests	1,002,000	–
	Other interests	*Note*	*Note*
Ng Kam Wah Thomas	Other interests	*Note*	*Note*
Ng Ki Hung Frankie	Other interests	*Note*	*Note*
So Wing Hung Peter	Family interests	250,000	15,000

Note: Lorimer Limited, in its capacity as trustee of the Ng Hing Po 1991 Trust, is the legal owner of the entire issued share capital of Fairline which is the legal and beneficial owner of 30,385,628 Shares and 494,049 JST Shares. The Ng Hing Po 1991 Trust is a discretionary trust, the eligible beneficiaries of which include Messrs. Ng Siu Fai, Ng Kam Wah Thomas and Ng Ki Hung Frankie. Both Messrs. Ng Siu Fai and Ng Kam Wah Thomas are directors of Fairline.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interest in any securities and short positions of the Company or any of its associated corporations as defined in the SFO.

(b) As at the Latest Practicable Date, none of the Directors had a service contract with any member of the Group not determinable by the Company within one year without payment of compensation (other than statutory compensation).

SUBSTANTIAL SHAREHOLDER

As at the Latest Practicable Date, so far as was known to any Director or chief executive of the Company, the following persons, other than a Director or chief executive of the Company, had interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of Shareholder	No. of Shares
Fairline	30,385,628

Name of shareholder	No. of JST Shares
The Company	50,100,000

Name of shareholder	No. of shares of Yee Lee Technology
Pantow	3,000,000
Asiawide Profits Limited	1,000,000

LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

GENERAL

(a) The secretary of the Company is Ms. Ho Suk Lin, a fellow member of the Hong Kong Society of Accountants and the Association of Chartered Certified Accountants.

(b) The registered office of the Company is situated at 26th Floor, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong.

(c) The principal share registrars and transfer office of the Company in Hong Kong is Standard Registrars Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

重要文件

閣下對本通函如有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出所有名下之金輝集團有限公司股份，應立即將本通函送交買方，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買方。

JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

關於收購一艘

單槳柴油推動散裝貨船之

須予披露交易

二零零四年二月二日

目　錄

頁次

在本通函中，除文義另有所指外，下列詞語之涵義如下：

「收購事項」	指	Jinxing向承造商收購該船舶之事項
「董事會」	指	本公司之董事會
「造船商」	指	株式會社大島造船所為一間於日本註冊成立之公司
「公司條例」	指	香港法例第32章之公司條例
「本公司」	指	金輝集團有限公司為一間根據公司條例於香港註冊成立之有限公司，其股份於聯交所上市
「該合同」	指	Jinxing與承造商於二零零四年一月九日就建造及出售該船舶所訂立之合同
「承造商」	指	住友商事株式會社為一間於日本註冊成立之公司，其股份於東京、大阪、名古屋、福岡及法蘭克福五個證券交易所上市
「董事」	指	本公司之董事
「Fairline」	指	Fairline Consultants Limited為一間於英屬處女群島註冊成立之有限公司，乃於最後實際可行日期持有本公司已發行股本及可在本公司股東大會上行使投票權約57.74%之本公司控權股東
「本集團」	指	本公司及其附屬公司
「擔保書」	指	Jinhui Shipping於二零零四年一月九日以承造商為受益人而簽立之擔保書，保證(其中包括)Jinxing履行該合同之付款責任
「香港」	指	中華人民共和國香港特別行政區
「港元」	指	香港幣值，香港之法定貨幣
「Jinhui Shipping」	指	Jinhui Shipping and Transportation Limited為一間於百慕達註冊成立之有限公司，其股份於奧斯陸證券交易所上市，並為本公司擁有其約50.9%權益之附屬公司，亦為Jinxing之間接控股公司

「Jinxing」	指	Jinxing Marine Inc.為一間於巴拿馬共和國註冊成立之有限公司，並為Jinhui Shipping之全資附屬公司
「Jinyi」	指	Jinyi Shipping Inc.為一間於巴拿馬共和國註冊成立之有限公司，並為Jinhui Shipping之全資附屬公司
「JST股份」	指	Jinhui Shipping股本中每股面值0.05美元之股份
「最後實際可行日期」	指	二零零四年一月二十八日，即本通函付印前，確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「Pantow」	指	Pantow Profits Limited為一間於英屬處女群島註冊成立之有限公司，並為本公司之全資附屬公司
「證券及期貨條例」	指	香港法例第571章之證券及期貨條例
「股份」	指	本公司股本中每股面值1.00港元之普通股
「股東」	指	本公司之股份持有人
「聯交所」	指	香港聯合交易所有限公司
「美元」	指	美國幣值，美國之法定貨幣，匯率按1.00美元兌7.80港元換算，僅供參考之用
「該船舶」	指	根據該合同，Jinxing將收購載重量55,300公噸之單槳柴油推動散裝貨船
「Yee Lee Technology」	指	Yee Lee Technology Company Limited為一間於英屬處女群島註冊成立之有限公司，並為本公司擁有其75%權益之附屬公司

金輝集團有限公司
(於香港註冊成立之有限公司)

董事：
吳少輝(主席兼董事總經理)
吳錦華
吳其鴻
何健龍
何淑蓮
蘇永雄 *
崔建華 **
徐志賢 **

註冊辦事處：
香港
干諾道西1-6號
億利商業大廈26樓

* 非執行董事
** 獨立非執行董事

敬啟者：

關於收購一艘
單槳柴油推動散裝貨船之
須予披露交易

緒言

董事於二零零四年一月十二日公佈，Jinxing及承造商於二零零四年一月九日訂立該合同，Jinhui Shipping亦於二零零四年一月九日簽立擔保書。本通函旨在向　閣下提供有關收購事項之進一步資料。

該合同

買方

Jinxing為Jinhui Shipping之全資附屬公司，而Jinhui Shipping則為本公司擁有其約50.9%權益之附屬公司。

賣方

承造商為獨立第三者，與本公司或其附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人士(定義見上市規則)概無關連。

收購事項

根據該合同，承造商同意促使造船商，在其於日本之船廠建造、下水、配備及完成該船舶，及出售並於日本交付該船舶予Jinxing，而Jinxing則同意向承造商購買及接收該船舶。該船舶擬於交付後作出租用途，Jinxing則可就此賺取營運收入。造船商及其實益擁有人均為獨立第三者，與本公司或其附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人士(定義見上市規則)概無關連。

代價

除該合同內所載有關(其中包括)延遲交付該船舶、未達保證船速、超逾保證燃油消耗量或未達保證載重量之若干減低收購該船舶購入價之調整條文外，該船舶之購入價為19,250,000美元(相等於150,150,000港元)，分五期支付。與協定之購入價相比，此方面之調整(如有)將不會重大。

首期款額962,500美元(相等於7,507,500港元)已於二零零四年一月十五日支付。第二期款額962,500美元(相等於7,507,500港元)將於二零零五年一月七日支付，第三及第四期款額各為1,925,000美元(相等於15,015,000港元)將分別於二零零七年四月三十日及於該船舶下水時(預期約在二零零七年八月)支付，而最後一期款額則將於該船舶交付時，即二零零七年十月三十一日或之前支付。

該船舶之購入價將以美元現金支付。首三期款額預計將由本集團內部資源撥付。最後二期款額預計將由本集團之銀行貸款撥付。購入價乃參考目前類似種類之船舶價值經公平磋商後釐定。

交付

該合同訂明該船舶須於二零零七年十月三十一日或之前在日本交付予Jinxing。倘該船舶延遲交付長達各締約方議定之交付日期後第31日起計180日，則於該期間屆滿時，Jinxing可選擇撤銷該合同，而承造商則須盡快將其所收款項之全數，連同由承造商收取款項當日起至全數退款予Jinxing當日止按議定利率計算之利息，以美元退回Jinxing。

造船商之承諾

造船商亦有簽訂該合同，以承諾恰當履行該合同所規定造船商須履行之所有條款及條件，包括承諾就該船舶交付日期後12個月期間，因材料損壞、建造出錯及／或造船商及／或其分承包商工藝拙劣而對該船舶所造成之種種缺失問題，負責優先並免費為Jinxing作出補償。

Jinhui Shipping之擔保書

Jinhui Shipping於二零零四年一月九日以承造商為受益人簽立一份擔保書，據此，其同意保證Jinxing按照該合同之條款，依時悉數支付購入價，並盡快及依時履行有關條款。

進行收購事項之原因

本集團之主要業務包括國際性船舶租賃、擁有船舶及貿易。

自一九九七年開始，本集團已是承造商之客戶，並於過往幾年間，向承造商購買及接收七艘機動船舶。於二零零三年八月十二日，本公司之附屬公司，Jinyi與承造商訂立合同，購買一艘機動船舶。航運市場之運費迅速上升，波羅的海航運指數於二零零三年最後一季內上升1,772點，達至二零零三年十二月三十一日之4,765點。本集團相信運費將持續穩健，因而決定再收購一艘機動船舶。鑒於本集團與承造商之長期良好商業關係及該船舶與Jinyi所購買之船舶實為相同，故此，該船舶之購入價與Jinyi之購入價相等。本公司認為該船舶之購入價屬公平及合理價錢，而目前市況下亦為進一步擴充船隊之適當時機，使本集團可賺取更多營運收入。此外，董事相信收購事項將不會對本集團之資產與負債產生不利影響。

一般事項

根據上市規則，收購事項構成本公司一項須予披露交易。

謹請　閣下留意本通函之附錄。

此致

列位股東　台照

承董事會命
主席兼董事總經理
吳少輝
謹啟

二零零四年二月二日

責任聲明

本通函載有上市規則所規定之資料，旨在提供有關本集團之資料。董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認就彼等所知及所信，並無遺漏任何其他事實，致令本通函任何內容產生誤導成份。

權益之披露

(a) 於最後實際可行日期，各董事及本公司之行政總裁，於本公司或其任何聯繫公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券及淡倉中擁有根據證券及期貨條例第XV部第7及第8分部規定，必須通知本公司及聯交所之權益及淡倉(包括根據證券及期貨條例，有關董事及本公司之行政總裁被認為或視作擁有之權益及淡倉)，或根據證券及期貨條例第XV部第352條規定，必須列入該條例所述之登記冊內，或根據上市公司董事證券交易的標準守則，必須通知本公司及聯交所之權益及淡倉如下：

姓名	權益類別	股份數目	JST股份數目
吳少輝	家族權益	1,002,000	—
	其他權益	附註	附註
吳錦華	其他權益	附註	附註
吳其鴻	其他權益	附註	附註
蘇永雄	家族權益	250,000	15,000

附註：Lorimer Limited(以一九九一年吳興波信託之受託人身份)為 Fairline 全部已發行股本之合法擁有法人；而 Fairline 則為30,385,628股股份及494,049股 JST 股份之合法及實益擁有法人。一九九一年吳興波信託為一項全權信託，其合資格受益人包括吳少輝先生、吳錦華先生及吳其鴻先生。吳少輝先生及吳錦華先生均為 Fairline 之董事。

除本通函所披露者外，於最後實際可行日期，各董事及本公司之行政總裁概無擁有本公司或其任何聯繫公司(定義見證券及期貨條例)之任何證券權益及淡倉。

(b) 於最後實際可行日期，各董事概無與本集團任何成員公司訂立本公司不可於一年內免付補償(法定賠償除外)而終止之服務合約。

主要股東

於最後實際可行日期，就任何董事或本公司之行政總裁所知，下列人士(並非董事或本公司之行政總裁)擁有根據證券及期貨條例第XV部第2及第3分部之條文規定，須向本公司披露之股份及本公司相關股份權益或淡倉或直接或間接擁有任何類別股本(附有可在一切情況下於本集團任何其他成員公司之股東大會上投票之權利)面值10%或以上權益：

股東名稱	股份數目
Fairline	30,385,628

股東名稱	JST股份數目
本公司	50,100,000

股東名稱	Yee Lee Technology 股份數目
Pantow	3,000,000
Asiawide Profits Limited	1,000,000

訴訟

於最後實際可行日期，本公司或其附屬公司概無牽涉任何重大訴訟或仲裁，而就董事所知，本公司或其任何附屬公司亦無任何尚未了結或已蒙受威脅之重大訴訟或索償要求。

一般事項

(a) 本公司之秘書為何淑蓮女士，彼為香港會計師公會及特許公認會計師公會之資深會員。

(b) 本公司之註冊辦事處設於香港干諾道西1-6號億利商業大廈26樓。

(c) 本公司在香港之主要股份登記過戶處為標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(d) 本通函之中英文版如有歧異，應以英文本為準。

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

DISCLOSEABLE TRANSACTION

Jinxing, an approximately 50.9 per cent. owned indirect subsidiary of the Company, as buyer, entered into the Contract with the Contractor on 9 January 2004 to acquire the Vessel at a purchase price of US$19,250,000 (equivalent to HK$150,150,000). The purchase price was agreed after arm's length negotiations and by reference to current market value of similar type of vessels.

The Vessel is to be delivered to Jinxing on or before 31 October 2007. The payment obligations of Jinxing in respect of the purchase price of the Vessel are guaranteed by Jinhui Shipping, an approximately 50.9 per cent. owned subsidiary of the Company and the intermediate holding company of Jinxing.

The Acquisition constitutes a discloseable transaction of the Company under the Listing Rules.

THE CONTRACT

1. Purchaser

Jinxing Marine Inc. ("Jinxing"), a wholly-owned subsidiary of Jinhui Shipping and Transportation Limited ("Jinhui Shipping") which is in turn an approximately 50.9 per cent. owned subsidiary of Jinhui Holdings Company Limited (the "Company").

2. Vendor

Sumitomo Corporation (the "Contractor"), a trading firm listed on five stock exchanges in Tokyo, Osaka, Nagoya, Fukuoka and Frankfurt, is an independent third party not connected with the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")).

3. The Acquisition

Pursuant to a construction and sale contract dated 9 January 2004 (the "Contract"), the Contractor has agreed to procure a designated shipbuilder, Oshima Shipbuilding Co., Ltd. (the "Builder"), to build, launch, equip and complete at the Builder's shipyard in Japan and to sell and deliver to Jinxing one deadweight 55,300 metric tons type single screw diesel propelled bulk carrier (the "Vessel") in Japan and Jinxing has agreed to purchase and take delivery of the Vessel from the Contractor (the "Acquisition"). The Vessel is proposed to be used for chartering out to gain operating income by Jinxing after delivery. The Builder and its beneficial owners are independent third parties not connected with the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules).

4. Consideration

Subject to certain provisions for adjustment to reduce the purchase price of the Vessel contained in the Contract relating to, amongst other things, delay in the delivery of the Vessel, guaranteed speed deficiency, guaranteed fuel consumption being exceeded or guaranteed deadweight deficiency, the purchase price for the Vessel is US$19,250,000 (equivalent to HK$150,150,000) payable by five instalments. The adjustment in this respect, if any, will not be material as compared to the agreed purchase price.

The first instalment in the sum of US$962,500 (equivalent to HK$7,507,500) will be payable on or before 15 January 2004. The second instalment in the sum of US$962,500 (equivalent to HK$7,507,500) will be payable on 7 January 2005. The third and fourth instalments in the sum each of US$1,925,000 (equivalent to HK$15,015,000) will be payable respectively on 30 April 2007 and upon launching of the Vessel which is expected to be around August 2007. The last instalment will be payable upon delivery of the Vessel on or before 31 October 2007.

The purchase price for the Vessel will be payable by cash in United States Dollars. The first three instalments are expected to be funded by the internal resources of the Company and its subsidiaries (the "Group"). The last two instalments are expected to be funded by the Group's bank loans. The purchase price was determined by reference to current market values of similar type of vessels and on the basis of arm's length negotiations.

5. Delivery

The Contract provides for the delivery of the Vessel on or before 31 October 2007 to Jinxing in Japan. If there is delay in delivery of the Vessel which continues for a period of 180 days from the thirty-first day after the agreed delivery date by all the parties involved, then after such period has expired, Jinxing may at its option rescind the Contract. The Contractor shall thereupon promptly refund to Jinxing in United States Dollars the full amount of all sums received by the Contractor together with interest accrued thereon at an agreed rate from the date of receipt by the Contractor of such amount to the date of full payment to Jinxing of such amount.

6. Undertaking by the Builder

The Contract was also signed by the Builder for the purpose of an undertaking on its part to duly perform all the terms and conditions stipulated in the Contract to be performed by a shipbuilder including the undertaking to remedy Jinxing at first priority and free of charge for any defects in the Vessel which are due to defective material, defective construction and/or bad workmanship on the part of the Builder and/ or its sub-contractors within a period of twelve months after the date of delivery of the Vessel.

7. Guarantee by Jinhui Shipping

Jinhui Shipping, an approximately 50.9 per cent. owned subsidiary of the Company and the intermediate holding company of Jinxing, executed on 9 January 2004 a guarantee in favour of the Contractor pursuant to which it agrees to guarantee the full and punctual payment of the purchase price and the prompt and punctual performance by Jinxing in accordance with the terms of the Contract.

REASONS FOR THE ACQUISITION

The Group's principal activities include international ship chartering, ship owning and trading. The Group has been a customer of the Contractor since 1997 and had previously acquired and took delivery of seven motor vessels from the Contractor in the past few years. On 12 August 2003, Jinyi Shipping Inc. ("Jinyi"), a subsidiary of the Company, has entered into a contract with the Contractor to acquire a motor vessel from the Contractor. The freight rates of the shipping market have been picked up rapidly with the Baltic Dry Index rose by 1,772 points during the last quarter 2003 to close at 4,765 as at 31 December 2003. The Group believes the freight rates should continue at very firm levels and decides to acquire one more motor vessel. Given the long term business relationship between the Group and the Contractor and provided that the Vessel is identical to the one acquired by Jinyi, the contract price of the Vessel is same as that for Jinyi. The Company considers that the purchase price of the Vessel is fair and reasonable and it is an opportune moment during recent market situations to further expand its fleet of vessels in order to generate more operating income for the Group.

GENERAL

Under the Listing Rules, the Acquisition constitutes a discloseable transaction for the Company. A circular containing, amongst other things, further information relating to the Acquisition will be despatched to the shareholders of the Company as soon as reasonably practicable.

Unless otherwise specified, amounts denominated in US Dollars have been translated, for the purpose of illustration only, into Hong Kong Dollars at the rate of US$1.00=HK$7.80 as at 9 January 2004. No representation is made that any amounts in US Dollars or Hong Kong Dollars could have been or could be converted at the above rate or at any other rate or at all.

By Order of the Board
Ng Siu Fai
Chairman and Managing Director

Hong Kong, 12 January 2004

JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

須予披露交易

本公司擁有約50.9%權益之間接附屬公司Jinxing(作為買方)於二零零四年一月九日與承造商訂立該合同按購入價19,250,000美元(相等於150,150,000港元)收購該船舶。購入價乃參考目前類似種類之船舶價值經公平磋商後釐定。

該船舶訂於二零零七年十月三十一日或之前交付予Jinxing。本公司擁有約50.9%權益之附屬公司Jinhui Shipping，其亦為Jinxing之間接控股公司，就Jinxing對該船舶購入價之付款作出擔保。

根據上市規則，收購事項構成本公司一項須予披露交易。

該合同

1. 買方

Jinxing Marine Inc.(「Jinxing」)為Jinhui Shipping and Transportation Limited(「Jinhui Shipping」)之全資附屬公司，而Jinhui Shipping則為金輝集團有限公司(「本公司」)擁有其約50.9%權益之附屬公司。

2. 賣方

住友商事株式會社(「承造商」)為一間於東京、大阪、名古屋、福岡及法蘭克福五個證券交易所上市之貿易公司，其為獨立第三者，與本公司或其附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人士(定義見香港聯合交易所有限公司證券上市規則(「上市規則」))概無關連。

3. 收購事項

根據日期為二零零四年一月九日之建造及出售合同(「該合同」)，承造商同意促使指定造船商株式會社大島造船所(「造船商」)，在其於日本之船廠建造、下水、配備及完成一艘載重量為55,300公噸之單槳柴油推動散裝貨船(「該船舶」)，及出售並於日本交付該船舶予Jinxing，而Jinxing則同意向承造商購買及接收該船舶(「收購事項」)。該船舶擬於交付後作出租用途，Jinxing則可就此賺取營運收入。造船商及其實益擁有人均為獨立第三者，與本公司或其附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人士(定義見上市規則)概無關連。

4. 代價

除該合同內所載有關(其中包括)延遲交付該船舶、未達保證船速、超逾保證燃油消耗量或未達保證載重量之若干減低收購該船舶購入價之調整條文外，該船舶之購入價為19,250,000美元(相等於150,150,000港元)，分五期支付。與協定之購入價相比，此方面之調整(如有)將不會重大。

首期款額962,500美元(相等於7,507,500港元)將於二零零四年一月十五日或之前支付。第二期款額962,500美元(相等於7,507,500港元)將於二零零五年一月七日支付，第三及第四期款額各為1,925,000美元(相等於15,015,000港元)將分別於二零零七年四月三十日及於該船舶下水時(預期約在二零零七年八月)支付，而最後一期款額則將於該船舶交付時，即二零零七年十月三十一日或之前支付。

該船舶之購入價將以美元現金支付。首三期款額預計將由本公司及其附屬公司(「本集團」)內部資源撥付。最後二期款額預計將由本集團之銀行貸款撥付。購入價乃參考目前類似種類之船舶價值經公平磋商後釐定。

5. 交付

該合同訂明該船舶須於二零零七年十月三十一日或之前在日本交付予Jinxing。倘該船舶延遲交付長達各締約方議定之交付日期後第31日起計180日，則於該期間屆滿時，Jinxing可選擇撤銷該合同，而承造商則須盡快將其所收款項之全數，連同由承造商收取款項當日起至全數退款予Jinxing當日止按議定利率計算之利息，以美元退回Jinxing。

6. 造船商之承諾

造船商亦有簽訂該合同，以承諾恰當履行該合同所規定造船商須履行之所有條款及條件，包括承諾就該船舶交付日期後12個月期間，因材料損壞、建造出錯及／或造船商及／或其分承包商工藝拙劣而對該船舶所造成之種種缺失問題，負責優先並免費為Jinxing作出補償。

7. Jinhui Shipping之擔保書

本公司擁有約50.9%權益之附屬公司Jinhui Shipping，其亦為Jinxing之間接控股公司，於二零零四年一月九日以承造商為受益人簽立一份擔保書，據此，其同意保證Jinxing按照該合同之條款，依時悉數支付購入價，並盡快及依時履行有關條款。

進行收購事項之原因

本集團之主要業務包括國際性船舶租賃、擁有船舶及貿易。自一九九七年開始，本集團已是承造商之客戶，並於過往幾年間，向承造商購買及交付七艘機動船舶。於二零零三年八月十二日，本公司之附屬公司，Jinyi Shipping Inc.(「Jinyi」)與承造商訂立合同，購買一艘機動船舶。航運市場之運費迅速上升，波羅的海航運指數於二零零三年最後一季內上升1,772點，達至二零零三年十二月三十一日之4,765點。本集團相信運費將持續穩健，因而決定再收購一艘機動船舶。鑒於本集團與承造商之長期良好商業關係及該船舶與Jinyi所購買之船舶貨為相同，故此，該船舶之購入價與Jinyi之購入價相等。本公司認為該船舶之購入價屬公平及合理價錢，而目前市況下亦為進一步擴充船隊之適當時機，使本集團可賺取更多營運收入。

一般事項

根據上市規則，收購事項構成本公司一項須予披露交易。載有(其中包括)有關收購事項進一步資料之通函，將於合理及實際可行情況下盡快寄發予本公司股東。

除非另有指明，以美元列值之款額乃按二零零四年一月九日之匯率以1.00美元兌7.80港元(僅供參考)換算。概無作出任何聲明表示任何以美元或港元列值之款額可按上述匯率或按任何其他匯率或在任何情況下予以換算。

承董事會命
主席兼董事總經理
吳少輝

香港，二零零四年一月十二日

completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2003 OF JINHUI SHIPPING AND TRANSPORTATION LIMITED

The following is a reproduction of an announcement released in Oslo by Jinhui Shipping and Transportation Limited ("Jinhui Shipping" or defined as the "Company" below) on 26 November 2003, an approximately 50.9% owned subsidiary of Jinhui Holdings Company Limited, in accordance with the requirements of the Oslo Stock Exchange. This announcement is issued by Jinhui Holdings Company Limited pursuant to paragraph 2 of the Listing Agreement for information purpose only.

"UNAUDITED RESULTS

The consolidated net profit of the Company and its subsidiaries (the "Group") for the three months ended 30 September 2003 amounted to US$1,944,000 whereas a net loss of US$1,015,000 was reported for last corresponding period. In view of the immense rises in shipping markets, the Board has reviewed the carrying values of its owned vessels as at 30 September 2003. Included in the net profit for the quarter, the Group has written back of a provision of US$6,652,000 for impairment loss of the Group's owned vessels made in prior years. However, it was partly offset by the realized and unrealized exchange loss as a result of the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars during the quarter.

The dry bulk market continued to be strong during the third quarter of 2003 due to massive growth in imports into Asian countries especially for China. The Baltic Dry Index increased by 868 points during the quarter to close at 2,993. The Group's shipping turnover was US$23,812,000 for the quarter, representing an increase of 50% as compared to that of last corresponding period. The Group's shipping operation recorded a profit of US$5,353,000 for the quarter; whereas a profit of US$293,000 was reported for last corresponding period. The profit for the quarter was mainly attributed by the write back of provision for impairment loss of its owned vessels made in prior years.

The Group has committed certain contracts of affreightment and time charter parties in year 2002 to charter out some of its vessels at later time but at prevailing market rates when the freight rates were at a very low level as compared to the current spot market. The Group has, to a majority extent, completed and fulfilled these contracts during the nine months ended 30 September 2003. Though the freight rates rose substantially over the past nine months, the overall shipping revenue of the Group for both the quarter and current year were greatly lagged behind the spot market. The Board expects that this situation would be unwound gradually at around early next year.

As at 30 September 2003, the Group has operated a fleet of 20 vessels including ten owned vessels. These vessels were chartered out at a mixture of spot or period employment.

The Group maintains its strategy of expanding fleet of well-equipped and modernized owned vessels. The Group has committed to acquire two dry bulk carriers respectively in June and August 2003 at total purchase prices of US$41,220,000. These two newbuildings are expected to be delivered to the Group on or before 20 December 2005 and 31 July 2007 respectively.

The Group's other operations recorded an operating loss of US$3,046,000 during the quarter mainly due to the realized and unrealized exchange loss as a result of the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars. The Group has from time to time closely monitored the foreign currency exposures in Japanese Yen borrowings so as to balance the exchange rate risk associated with the fluctuation in Japanese Yen and possible interest saving from Japanese Yen borrowings. Should market conditions require, the Group would consider appropriate foreign exchange and interest rate hedging products to mitigate the Group's exposure.

Subsequent to 30 September 2003, the astounding rises in freight rates continue and record after record smashed. Baltic Dry Index has further increased significantly to around 4,560 during late October 2003 and then slipped back to around 4,100 by mid November 2003. Given that the Group has to fulfill certain outstanding contracts which have been committed by the Group last year, the Group's shipping revenue will still lagged behind the spot market for the rest of the year. However, the Board believes that this situation would be unwound gradually at around early next year. In line with the increase in freight rates, there is also substantial increase in market value of dry bulk carriers recently. Should the rise in market value of dry bulk carriers continues by end of the year, the Group would consider further write back the balance, in whole or in part, of the provision for impairment loss of its owned vessels made in prior years.

CONSOLIDATED INCOME STATEMENT DATA

	3 months ended 30/9/2003 US$'000	3 months ended 30/9/2002 US$'000	**9 months ended 30/9/2003 US$'000**	9 months ended 30/9/2002 US$'000	Year ended 31/12/2002 US$'000
Turnover	**23,812**	15,957	**70,314**	50,485	70,139
Profit (Loss) from operations	**2,395**	(580)	**4,221**	(6,436)	(9,849)
Interest income	**102**	204	**426**	578	767
Interest expenses	**(553)**	(645)	**(1,759)**	(1,822)	(2,511)
Net profit (loss) for the period/year	**1,944**	(1,015)	**2,891**	(7,663)	(11,577)
Basic earnings (loss) per share *(US$)*	**0.0198**	(0.0103)	**0.0294**	(0.0779)	(0.1176)

CONSOLIDATED BALANCE SHEET DATA

	30/9/2003 US$'000	30/9/2002 US$'000	31/12/2002 US$'000
Fixed assets	**166,519**	176,700	167,822
Other investments	**4,001**	5,527	4,219
Other non-current assets	**411**	1,618	537
Current assets	**27,362**	21,747	21,629
Total assets	**198,293**	205,592	194,207
Capital and reserves	**89,865**	90,888	86,974
Minority interests	**–**	(91)	(90)
Non-current liabilities	**83,044**	88,526	87,419
Current liabilities	**25,384**	26,269	19,904
Total equity and liabilities	**198,293**	205,592	194,207

SEGMENTAL INFORMATION

	3 months ended 30/9/2003 US$'000	3 months ended 30/9/2002 US$'000	**9 months ended 30/9/2003 US$'000**	9 months ended 30/9/2002 US$'000	Year ended 31/12/2002 US$'000
Segment turnover					
Chartering freight and hire	**23,812**	15,843	**70,314**	50,116	69,698
Investments in China	**–**	114	**–**	369	441
	23,812	15,957	**70,314**	50,485	70,139
Segment profit (loss) from operations					
Chartering freight and hire	**5,353**	293	**5,685**	2,256	373
Investments in China	**88**	(143)	**184**	10	756
Other operations	**(3,046)**	(730)	**(1,648)**	(8,702)	(10,978)
	2,395	(580)	**4,221**	(6,436)	(9,849)

	30/9/2003 US$'000	30/9/2002 US$'000	31/12/2002 US$'000
Segment assets			
Chartering freight and hire	**170,816**	180,350	168,343
Investments in China	**4,005**	5,668	4,378
Other operations	**7,090**	7,804	7,450
	181,911	193,822	180,171
Segment liabilities			
Chartering freight and hire	**101,241**	107,016	102,212
Investments in China	**279**	445	294
Other operations	**2,725**	3,860	2,348
	104,245	111,321	104,854"

The principal accounting policies and methods of computation used in the preparation of the above unaudited consolidated results of Jinhui Shipping and its subsidiaries are in accordance with the Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants.

By Order of the Board
Ng Siu Fai
Chairman and Managing Director

Hong Kong, 26 November 2003

JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

JINHUI SHIPPING AND TRANSPORTATION LIMITED
截至二零零三年九月三十日止季度及九個月之業績

下文乃轉載自金輝集團有限公司所擁有約50.9%權益之附屬公司Jinhui Shipping and Transportation Limited（「Jinhui Shipping」或下文內稱「本公司」）按照奧斯陸證券交易所之規定而於2003年11月26日在奧斯陸發表之公佈。金輝集團有限公司根據上市協議第2段所規定予以披露，僅供參考之用。

「未經審核之業績

截至2003年9月30日止三個月，本公司及其附屬公司（「本集團」）之綜合溢利淨額為1,944,000美元，而去年同期之虧損淨額則為1,015,000美元。鑑於航運市場有極大增長，董事會已審閱集團之自置船舶於2003年9月30日之賬面值，本集團已撥回其往年就自置船舶作出之減值虧損撥備6,652,000美元，並已納入季內之溢利淨額。然而，部分撥回之金額卻被已變現及未變現之滙兌虧損所抵銷，而有關之滙兌虧損乃因季內日圓在預期外大幅度回升及美元疲弱所致。

於2003年第三季，由於亞洲等國家（尤其中國）之進口量大幅攀升，散裝乾貨市場持續穩健。波羅的海航運指數於季內上升868點，及至季末時達至2,993點。本集團於季內之航運業務營業額為23,812,000美元，較去年同期上升50%。於季內，本集團之航運業務錄得溢利5,353,000美元；而去年同期錄得之溢利則為293,000美元。本季之溢利主要來自集團撥回其往年就自置船舶作出之減值虧損撥備。

本集團於2002年曾訂立若干長期貨運合約及期租合約，按當時市場收費於稍後時間租出若干船舶，而當時之運費與現行市場相比，實為偏低。截至2003年9月30日止九個月，本集團已完成及履行大部分該等合約。雖然運費於過去九個月大幅上升，但本集團於季內及本年度之整體航運業務收入大大落後於現行市場。董事會預期此情況將於明年初逐步好轉。

於2003年9月30日，本集團之船隊經營20艘船舶，其中10艘為自置船舶，該等船舶已按不定期或長期合約僱用之形式租出。

本集團同時亦繼續落實其擴充設備完善和現代化自置船隊之計劃。本集團已分別於2003年6月及8月承諾購買兩艘散裝乾貨船舶，總購買價為41,220,000美元。預期該兩艘新造船舶將分別於2005年12月20日及2007年7月31日或之前交付予本集團。

於季內，本集團之其他業務錄得經營虧損3,046,000美元，主因為日圓在預期外大幅度回升及美元疲弱，因而產生已變現及未變現之滙兌虧損。本集團不時緊密監控日圓貸款之外滙風險，務求從日圓波動所帶來之滙兌風險及以日圓貸款可節省之利息，兩者之間取得平衡。本集團會配合市況於有需要時考慮採用恰當之外滙及息率對沖工具，減低本集團之外幣滙兌風險。

2003年9月30日以後，運費持續大幅飆升，在高位中再創新高。於2003年10月下旬，波羅的海航運指數進一步上升至約4,560點之高位，其後於2003年11月中旬回落至約4,100點左右。鑑於本集團須履行若干本集團於去年承諾之未完成合約，因此於本年度餘下期間，本集團之航運業務收入仍會較現行市場遜色。然而，董事會相信，此情況將於明年初逐步好轉。隨著近來運費上升，散裝乾貨船舶之市值亦顯著上揚，倘若散裝乾貨船舶之市值上升持續至本年底時，本集團將考慮進一步撥回其往年就自置船舶作出之減值虧損撥備之全部或部分餘額。

綜合損益表數據

	截至二零零三年九月三十日止三個月 千美元	截至二零零二年九月三十日止三個月 千美元	截至二零零三年九月三十日止九個月 千美元	截至二零零二年九月三十日止九個月 千美元	截至二零零二年十二月三十一日止年度 千美元
營業額	**23,812**	15,957	**70,314**	50,485	70,139
經營溢利（虧損）	**2,395**	(580)	**4,221**	(6,436)	(9,849)
利息收入	**102**	204	**426**	578	767
利息開支	**(553)**	(645)	**(1,759)**	(1,822)	(2,511)
期／年內溢利（虧損）淨額	**1,944**	(1,015)	**2,891**	(7,663)	(11,577)
每股基本盈利（虧損）*（美元）*	**0.0198**	(0.0103)	**0.0294**	(0.0779)	(0.1176)

綜合資產負債表數據

	二零零三年九月三十日 千美元	二零零二年九月三十日 千美元	二零零二年十二月三十一日 千美元
固定資產	**166,519**	176,700	167,822
其他投資	**4,001**	5,527	4,219
其他非流動資產	**411**	1,618	537
流動資產	**27,362**	21,747	21,629
資產總值	**198,293**	205,592	194,207
資本及儲備	**89,865**	90,888	86,974
少數股東權益	**–**	(91)	(90)
非流動負債	**83,044**	88,526	87,419
流動負債	**25,384**	26,269	19,904
股本及負債總值	**198,293**	205,592	194,207

分部資料

	截至二零零三年九月三十日止三個月 千美元	截至二零零二年九月三十日止三個月 千美元	截至二零零三年九月三十日止九個月 千美元	截至二零零二年九月三十日止九個月 千美元	截至二零零二年十二月三十一日止年度 千美元
分部營業額					
運費及船租	**23,812**	15,843	**70,314**	50,116	69,698
在中國之投資	**–**	114	**–**	369	441
	23,812	15,957	**70,314**	50,485	70,139
分部經營溢利（虧損）					
運費及船租	**5,353**	293	**5,685**	2,256	373
在中國之投資	**88**	(143)	**184**	10	756
其他業務	**(3,046)**	(730)	**(1,648)**	(8,702)	(10,978)
	2,395	(580)	**4,221**	(6,436)	(9,849)

	二零零三年九月三十日 千美元	二零零二年九月三十日 千美元	二零零二年十二月三十一日 千美元
分部資產			
運費及船租	**170,816**	180,350	168,343
在中國之投資	**4,005**	5,668	4,378
其他業務	**7,090**	7,804	7,450
	181,911	193,822	180,171
分部負債			
運費及船租	**101,241**	107,016	102,212
在中國之投資	**279**	445	294
其他業務	**2,725**	3,860	2,348
	104,245	111,321	104,854

上文所載Jinhui Shipping及其附屬公司之未經審核綜合業績，其採用之主要會計政策及計算方法，乃根據香港會計師公會頒佈之會計實務準則而編製。」

承董事會命
主席兼董事總經理
吳少輝

香港，二零零三年十一月二十六日